UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission file number 000-19289

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
State Auto Property & Casualty Insurance Company
Amended and Restated
Incentive Deferred Compensation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
State Auto Financial Corporation
518 East Broad Street
Columbus, Ohio 43215-3976

REQUIRED INFORMATION
See the accompanying financial statements for the State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan as of December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016 and 2015.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan

By:	/s/ Steven E. English
Steven E. English
Senior Vice President, Chief Financial Officer

By:	/s/ Elise D. Spriggs
Elise D. Spriggs
Senior Vice President, Associate & External Relations
Date: March 23, 2018

INDEX
Page

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to the Financial Statements	4

Report of Independent Registered Public Accounting Firm

To the Plan Participants, Plan Administrator and Benefits Committee of
the State Auto Financial Corporation

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years ended December 31, 2017, 2016 and 2015, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years ended December 31, 2017, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Plan’s auditor since December 31, 2010.

/s/ Clark, Schaefer, Hackett & Co.
Columbus, Ohio
March 23, 2018

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Statements of Net Assets Available for Benefits

	December 31
	2017	2016
Assets
Investments, at fair value:
Shares of registered investment companies (cost $4,684,507 and $4,434,167, respectively)	$5,349,982	$4,566,866
Interest-bearing cash	827,932	1,009,866
Affiliated stock (cost $651,875 and $601,166, respectively)	907,683	820,243
Total investments	7,085,597	6,396,975
Receivables:
Employee contributions	15,150	—
Employer contributions	61,910	—
Total receivables	77,060	—
Net assets available for benefits	$7,162,657	$6,396,975

See accompanying notes.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2017	2016	2015
Investment income (loss):
Dividends	$182,318	$121,532	$204,446
Unrealized gains (losses)	569,512	399,171	(312,475)
Realized gains (losses)	102,388	(25,269)	87,703
Total investment income (loss)	$854,218	$495,434	$(20,326)

Contributions:
Employee	$532,607	$745,873	$861,160
Employer	103,930	163,049	27,797
Total contributions	$636,537	$908,922	$888,957

Deductions:
Benefit payments	$725,073	$599,721	$326,182
Total deductions	$725,073	$599,721	$326,182

Net increase	$765,682	$804,635	$542,449

Net assets available for benefits:
Beginning of year	$6,396,975	$5,592,340	$5,049,891

End of year	$7,162,657	$6,396,975	$5,592,340

See accompanying notes.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements
December 31, 2017

1. Description of the Plan
Organization
The State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan (the “Plan”) became effective on August 1, 1995. The Plan was amended and restated in its entirety effective as of March 1, 2010, to incorporate amendments made to the Plan subsequent to the Plan’s prior restatement effective as of March 1, 2001, and to add as an investment option a fund comprised solely of shares of the State Auto Financial Corporation common stock (“Affiliated stock”). The Plan was further amended effective as of July 1, 2010 (First Amendment), November 1, 2010 (Second Amendment) and January 1, 2011 (Third Amendment).
Eligible executives include high income or key management employees designated by State Auto Property & Casualty Insurance Company (the “Company”) on an annual basis. Plan participation is voluntary. The Plan provides to those eligible executives the benefits they would otherwise earn under the State Auto Insurance Companies Retirement Savings Plan (the “Qualified Plan”) if certain federal law restrictions did not apply, and the opportunity to defer designated amounts of their salary and bonuses.
Effective as of January 1, 2011, the Plan was amended to include the ability to transfer the maximum annual contributions permissible to be made to the Qualified Plan each calendar year from the Plan to the Qualified Plan no later than the March 15th following the December 31st of the plan year to which the contributions relate.
The benefits provided to participants under the Plan are paid from the general assets of the Company. The Plan is intended to be an unfunded Plan for purposes of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is, therefore, exempt from certain ERISA requirements. Each participant’s right to benefits under the Plan is equivalent to the rights of any unsecured creditor of the Company.
Newly eligible executives who wish to participate in the Plan must enroll within 30 days after becoming eligible to participate and defer income from the current calendar year. For subsequent years, participants must enroll prior to the beginning of each new Plan year.
Contributions
Participants are permitted to defer on a pretax basis (a) from 1% to 100% of the participant’s eligible base salary received in the Plan year, (b) from 1% to 100% of each eligible participant’s bonus and/or (c) from 1% to 100% of any award to the participant under the State Auto Financial Corporation Long-Term Incentive Plan ("LTIP"). In addition, the Company matches eligible base salary deferrals at the same rate and in the same manner that it is generally matching 401(k) deferrals under the Qualified Plan. Any limitations on the match under the Qualified Plan also apply to the Plan, with the match under the Plan being offset by the match to the Qualified Plan to the extent duplicative. For example, at the present time under the Qualified Plan, the Company matches up to 6% of compensation at the rate of 100% on the first 1% of contributions plus 50% on contributions in excess of 1%, up to a maximum of 6%. Under the Plan, the Company similarly matches up to 6% of eligible base salary, as defined above, less amounts matched under the Qualified Plan. The Company is required to make nonelective contributions that are not eligible to be contributed to the Qualified Plan.
Vesting
Each participant is fully vested in base salary deferrals, bonus and LTIP deferrals, and any associated earnings. After five years of service or upon attainment of age 55, retirement, death, or total disability prior to age 55 or other termination of service, each participant is fully vested in matching contributions. After three years of service or upon attainment of age 55, retirement, death, or total disability prior to age 55 or other termination of service, each participant is fully vested in nonelective contributions.
Participant Accounts
Investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the trust described in Note 6, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Each deferral account, however, is credited or charged in accordance with the Plan with gains and losses as if the participant in fact had made a corresponding actual investment.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2017

Payment of Benefits
The balance of each deferral account is distributed in cash to the participant based on the participant’s distribution election upon a specified date certain or the later of age 55 or termination of service. If no distribution election is made, payments are made in monthly installments over a five-year period. In addition, the payment of Company non-elective contributions is made in the form of 60 monthly installments.
2. Significant Accounting Policies
Basis of Presentation
The accounting records of the Plan are maintained in conformity with U.S. generally accepted accounting principles ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments and Related Investment Income
The investments of the Plan consist of shares of registered investment companies, interest-bearing cash, and Affiliated stock. The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.
Investment income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participant’s account to the total fund balance. Dividends are recorded on the ex-dividend date. Realized gains and losses on the sale of securities are determined on the average cost method.
Benefit Payments
Benefit payments are recognized when paid.
Administrative Expenses
All administrative expenses are paid by the Company.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s statements of net assets available for benefits.
3. Fair Value Measurements
Below is the fair value hierarchy that categorizes into three levels the inputs to valuation techniques that are used to measure fair value:
•Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.
•Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1, and it includes valuation techniques which use prices for similar assets and liabilities.
•Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The following is a description of the valuation methods used for assets measured at fair value:
•Registered investment companies: Registered investment companies are public investment vehicles valued using net asset value (“NAV”) provided by the administrator of the mutual fund. The NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2017

•Interest-bearing cash: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.
•Affiliated stock: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.
The following tables reflect the Plan’s investments within the fair value hierarchy at December 31, 2017 and 2016:

2017	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Registered investment companies	$5,349,982	5,349,982	—	—
Interest-bearing cash	827,932	827,932	—	—
Affiliated stock	907,683	907,683	—	—
Total investments at fair value	$7,085,597	7,085,597	—	—

2016	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Registered investment companies	$4,566,866	4,566,866	—	—
Interest-bearing cash	1,009,866	1,009,866	—	—
Affiliated stock	820,243	820,243	—	—
Total investments at fair value	$6,396,975	6,396,975	—	—

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2017

4. Participant Accounts
Participant balances for all funds are maintained in shares. At December 31, 2017 and 2016, there were 99 and 96 participants in the Plan, respectively, with contributions in one or more of the following funds. The total number of participants in the Plan is less than the sum of the number of participants set forth in the following table because each participant may make contributions to more than one fund. The total number of shares and share values, and number of participants as of December 31, 2017 and 2016, by fund, were as follows:

2017
Investment Options:	Total Number of Shares	Net Asset Share Value	Number of Participants
Registered investment companies:
ABF SM CAP VAL INST	5,675	$27.41	22
FID 500 INDEX INST	2,570	93.45	21
FID CONTRAFUND K	4,356	122.39	31
FID EXT MKT IDX PR	1,442	62.05	13
FID TOTAL BOND	68,509	10.64	21
MERIDIAN GROWTH INST	4,007	41.61	20
MFS INST INTL EQUITY	7,826	25.46	21
MFS VALUE R6	6,821	40.56	15
TRP BLUE CHIP GRTH	2,737	96.31	27
VANG INST TR 2015	20,603	21.99	11
VANG INST TR 2020	50,711	22.53	21
VANG INST TR 2025	17,750	22.86	20
VANG INST TR 2030	14,964	23.12	14
VANG INST TR 2035	4,272	23.37	13
VANG INST TR 2040	1,469	23.62	3
VANG INST TR 2045	509	23.80	5
VANG INST TR 2050	2,480	23.82	2
VANG INST TR 2055	243	23.86	2
VANG INST TR 2060	146	23.86	2
VANG INST TR INCOME	28	21.50	1
VANG TOT BD MKT ADM	4,091	10.75	5
VANG TOT INTL STK AD	2,937	30.52	6
Total registered investment companies	224,146
Interest-bearing cash:
FID GOVT MMRK PRM	827,932	1.00	14
Total interest-bearing cash	827,932
Affiliated stock:
STATE AUTO FINANCIAL	31,170	29.12	15
Total affiliated stock	31,170
Total investments	1,083,248

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2017

2016
Investment Options:	Total Number of Shares	Net Asset Share Value	Number of Participants
Registered investment companies:
ABF Sm Cap Val Inst	5,697	$27.63	21
FID 500 Index Inst	2,744	78.35	18
FID Contrafund K	4,679	98.38	29
FID EXT MKT IDX PR	1,358	55.54	13
FID Total Bond	69,639	10.52	21
Meridian Growth INST	3,336	35.47	16
MFS Inst Intl Equity	7,949	20.26	19
MFS Value R6	6,113	36.05	11
TRP Blue Chip Grth	2,206	72.61	21
VANG TOT Bond Mkt ADM	3,520	10.65	3
VANG TOT Intl Stk AD	1,876	24.63	4
VANG Inst TR 2010	11	20.21	1
VANG Inst TR 2015	27,499	20.15	12
VANG Inst TR 2020	41,826	20.14	22
VANG Inst TR 2025	18,000	20.11	19
VANG Inst TR 2030	13,144	20.05	13
VANG Inst TR 2035	5,053	20.00	13
VANG Inst TR 2040	49	19.94	2
VANG Inst TR 2045	919	19.97	5
VANG Inst TR 2050	1,751	19.98	2
VANG Inst TR 2055	122	20.01	1
VANG Inst TR 2060	122	19.99	1
Total registered investment companies	217,613
Interest-bearing cash:
FID Govt MMRK PRM	1,009,866	1.00	15
Total interest-bearing cash	1,009,866
Affiliated stock:
State Auto Financial Corporation	30,595	26.81	15
Total affiliated stock	30,595
Total investments	1,258,074

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2017

5. Investments
The Plan’s investments and related changes at December 31, 2017, 2016 and 2015 and for the years then ended were as follows:

2017	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered investment companies:
ABF SM CAP VAL INST	5,675	$155,562	$13,717	$4,831	$(5,966)	$18,547	$(29,822)
FID 500 INDEX INST	2,570	240,154	4,407	5,134	30,830	42,277	(12,193)
FID CONTRAFUND K	4,356	533,070	31,510	13,730	83,019	49,865	(24,585)
FID EXT MKT IDX PR	1,442	89,472	4,816	1,165	7,852	11,152	(5,724)
FID TOTAL BOND	68,509	728,935	21,759	(632)	9,006	34,933	(60,272)
MERIDIAN GROWTH INST	4,007	166,736	11,072	1,799	18,977	26,536	(7,242)
MFS INST INTL EQUITY	7,826	199,247	3,646	1,400	39,745	7,405	(9,197)
MFS VALUE R6	6,821	276,674	12,354	4,109	24,203	33,005	(22,975)
TRP BLUE CHIP GRTH	2,737	263,618	7,618	2,706	53,213	24,872	(10,005)
VANG INST TR 2010	—	—	5	9	3	203	—
VANG INST TR 2015	20,603	453,051	9,619	9,141	35,471	346	(75,477)
VANG INST TR 2020	50,711	1,142,520	22,666	13,425	109,382	55,245	(164,393)
VANG INST TR 2025	17,750	405,767	7,938	2,673	46,412	14,457	(16,422)
VANG INST TR 2030	14,964	345,962	6,646	1,778	40,847	45,849	(12,692)
VANG INST TR 2035	4,272	99,828	1,919	2,957	13,135	346	(2,637)
VANG INST TR 2040	1,469	34,709	657	220	2,498	301	(4,692)
VANG INST TR 2045	509	12,114	229	698	1,522	138	(8,823)
VANG INST TR 2050	2,480	59,070	1,096	1,104	8,203	(434)	(12,546)
VANG INST TR 2055	243	5,787	104	—	546	2,704	—
VANG INST TR 2060	146	3,475	59	—	515	469	—
VANG INST TR INCOME	28	606	8	—	8	144	—
VANG TOT BD MKT ADM	4,091	43,982	1,054	3	351	5,082	—
VANG TOT INTL STK AD	2,937	89,643	2,108	210	13,007	28,112	—
Total registered investment companies	224,146	5,349,982	165,007	66,460	532,779	401,554	(479,697)
Interest-bearing cash:
FID GOVT MMRK PRM	827,932	827,932	5,418	—	—	21,491	(191,171)
Total interest-bearing cash	827,932	827,932	5,418	—	—	21,491	(191,171)
Affiliated stock:
STATE AUTO FINANCIAL CORP	31,170	907,683	11,893	35,928	36,733	136,432	(54,205)
Total affiliated stock	31,170	907,683	11,893	35,928	36,733	136,432	(54,205)
Total assets held for investment	1,083,248	$7,085,597	$182,318	$102,388	$569,512	$559,477	$(725,073)

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2017

2016	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered investment companies:
ABF Sm Cap Val Inst	5,697	$157,420	$4,616	$(1,109)	$27,605	$28,630	$(29,978)
Baron Growth Inst	—	—	—	6,830	(3,621)	13,711	(14,068)
FID 500 Index Inst	2,744	215,001	5,602	3,796	16,786	74,150	(13,111)
FID Contrafund K	4,679	460,318	16,915	16,521	(17,554)	85,856	(50,677)
FID EXT MKT IDX PR	1,358	75,443	3,539	(563)	8,099	10,788	(8,104)
FID Total Bond	69,639	732,604	23,771	(1,102)	19,529	40,829	(58,443)
Meridian Growth Inst	3,336	118,313	600	202	6,690	26,756	(3,181)
MFS Inst Intl Equity	7,949	161,039	2,822	(4,574)	2,086	15,111	(11,718)
MFS Value R6	6,113	220,356	7,411	1,603	13,407	33,650	(19,306)
TRP Blue Chip Grth	2,206	160,201	1,072	(247)	3,164	65,568	(13,866)
VANG Inst TR 2010	11	226	4	13	(3)	102	(2,184)
VANG Inst TR 2015	27,499	554,109	10,556	883	1,562	532	(47,571)
VANG Inst TR 2020	41,826	842,373	15,932	1,717	3,754	53,608	(48,861)
VANG Inst TR 2025	18,000	361,976	6,952	4,991	6,954	8,939	(4,480)
VANG Inst TR 2030	13,144	263,534	5,066	195	6,713	12,335	(5,490)
VANG Inst TR 2035	5,053	101,066	1,693	10	2,672	22,931	(243)
VANG Inst TR 2040	49	983	18	22	5	837	—
VANG Inst TR 2045	919	18,349	352	28	691	2,751	(589)
VANG Inst TR 2050	1,751	34,991	610	—	22	10,040	—
VANG Inst TR 2055	122	2,433	41	—	19	2,151	—
VANG Inst TR 2060	122	2,432	41	—	19	2,151	—
VANG TOT Bond Mkt ADM	3,520	37,492	875	—	(95)	4,808	—
VANG TOT Intl Stk AD	1,876	46,207	686	—	542	38,641	—
VANG Target RET 2010	—	—	—	(424)	800	99	(3,125)
VANG Target RET 2015	—	—	—	(25,181)	47,192	27,672	(35,990)
VANG Target RET 2020	—	—	—	(13,463)	36,195	132,366	(40,954)
VANG Target RET 2025	—	—	—	(16,120)	32,260	22,340	(2,524)
VANG Target RET 2030	—	—	—	(6,421)	13,328	12,322	(4,340)
VANG Target RET 2035	—	—	—	(3,198)	4,977	2,058	(86)
VANG Target RET 2040	—	—	—	(509)	419	74	(7,146)
VANG Target RET 2045	—	—	—	(785)	1,155	2,822	(5,669)
VANG Target RET 2050	—	—	—	1	—	40	—
VANG Target RET 2055	—	—	—	3	—	219	—
VANG Target RET 2060	—	—	—	3	—	219	—
Total registered investment companies	217,613	4,566,866	109,174	(36,878)	235,372	755,106	(431,704)
Interest-bearing cash:
FID Govt MMRK PRM	1,009,866	1,009,866	1,327	—	—	(272)	(135,687)
Total interest-bearing cash	1,009,866	1,009,866	1,327	—	—	(272)	(135,687)
Affiliated stock:
State Auto Financial Corporation	30,595	820,243	11,031	11,609	163,799	154,088	(32,330)
Total affiliated stock	30,595	820,243	11,031	11,609	163,799	154,088	(32,330)
Total assets held for investment	1,258,074	$6,396,975	$121,532	$(25,269)	$399,171	$908,922	$(599,721)

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2017

2015	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered investment companies:
ABF Sm Cap Val Inst	5,236	$117,603	$6,590	$3,341	$(15,423)	$54,131	$(12,748)
Baron Growth Inst	1,312	84,393	7,653	13,345	(22,416)	26,866	(4,842)
FID Contrafund K	4,457	440,698	25,164	73,882	(66,091)	102,007	(40,430)
FID Total Bond	69,691	715,027	29,517	(7,005)	(37,491)	53,162	(28,526)
MFS Inst Intl Equity	9,037	185,811	3,129	(2,576)	250	41,356	(11,709)
MFS Value Fund R5	4,663	152,902	10,530	12,746	(20,841)	31,431	(22,131)
PIM Total RT Inst	—	—	400	(9,733)	25,825	1,498	—
Spartan 500 Index INST	2,660	191,004	7,433	3,562	(6,207)	62,999	(3,960)
Spartan Ext Mkt IDX ADV	1,315	66,024	4,687	(3,299)	(6,238)	25,945	(7,477)
TRP Blue Chip Growth	1,446	104,638	3,270	318	2,715	33,001	(9,145)
VANG TOT Bond Mkt ADM	2,998	31,903	429	(313)	(413)	8,079	—
VANG TOT Intl Stk AD	261	6,337	94	(144)	(297)	6,360	—
VANG Target RET 2010	437	10,866	577	(42)	(483)	21	(6,272)
VANG Target RET 2015	39,960	568,628	37,213	272	(39,913)	65,063	(2,052)
VANG Target RET 2020	21,643	587,618	23,408	(2,417)	(32,896)	225,519	(56,407)
VANG Target RET 2025	29,892	466,911	22,164	233	(28,324)	89,150	(2,818)
VANG Target RET 2030	8,291	229,827	8,253	645	(10,731)	34,531	(9,099)
VANG Target RET 2035	4,172	70,252	3,135	1	(4,211)	9,068	(180)
VANG Target RET 2040	268	7,615	221	(91)	(326)	7,207	(7,080)
VANG Target RET 2045	989	17,592	561	—	(1,046)	10,521	—
VANG Target RET 2050	—	8	—	—	—	8	—
Total registered investment companies	208,728	4,055,657	194,428	82,725	(264,557)	887,923	(224,876)
Interest-bearing cash:
Fidelity US Govt Bond	—	—	75	—	—	6,839	(89,994)
FID Govt MMRK PRM	1,026,986	1,026,986	11	—	—	—	(11,312)
Total interest-bearing cash	1,026,986	1,026,986	86	—	—	6,839	(101,306)
Affiliated stock:
State Auto Financial Corporation	24,755	509,697	9,932	4,978	(47,918)	(5,805)	—
Total affiliated stock	24,755	509,697	9,932	4,978	(47,918)	(5,805)	—
Total assets held for investment	1,260,469	$5,592,340	$204,446	$87,703	$(312,475)	$888,957	$(326,182)
The Plan’s unrealized gain (loss) at December 31, 2017, 2016 and 2015 were as follows:

		Unrealized Gain (Loss)
	Beginning Balance	During Period	Ending Balance
2015	$265,080	(312,475)	(47,395)
2016	$(47,395)	399,171	351,776
2017	$351,776	569,512	921,288

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2017

The Plan’s net realized gains and losses were as follows for the years ended December 31, 2017, 2016 and 2015:

2017
Investment Options:	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
ABF SM CAP VAL INST	$34,357	$29,526	$4,831
FID 500 INDEX INST	57,418	52,284	5,134
FID CONTRAFUND K	105,549	91,819	13,730
FID EXT MKT IDX PR	10,962	9,797	1,165
FID GOVT MMRK PRM	214,086	214,086	—
FID TOTAL BOND	68,701	69,332	(632)
MERIDIAN GROWTH INST	9,936	8,137	1,799
MFS INST INTL EQUITY	14,127	12,727	1,400
MFS VALUE R6	22,662	18,553	4,109
STATE AUTO FINANCIAL	135,600	99,672	35,928
TRP BLUE CHIP GRTH	10,804	8,098	2,706
VANG INST TR 2010	446	437	9
VANG INST TR 2015	342,540	333,398	9,141
VANG INST TR 2020	170,956	157,530	13,425
VANG INST TR 2025	27,905	25,232	2,673
VANG INST TR 2030	12,888	11,109	1,778
VANG INST TR 2035	24,811	21,854	2,957
VANG INST TR 2040	4,693	4,473	220
VANG INST TR 2045	8,823	8,125	698
VANG INST TR 2050	12,620	11,516	1,104
VANG INST TR INCOME	(1)	(1)	—
VANG TOT BD MKT ADM	13	10	3
VANG TOT INTL STK AD	(15)	(225)	210
Total	$1,289,881	$1,187,489	$102,388

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2017

2016
Investment Options:	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
ABF Sm Cap Val Inst	$33,564	$34,673	$(1,109)
Baron Growth Inst	101,313	94,483	6,830
FID 500 Index Inst	76,336	72,540	3,796
FID Contrafund K	82,163	65,642	16,521
FID Ext Mkt IDX PR	12,449	13,012	(563)
FID Govt MMRK PRM	139,964	139,964	—
FID Total Bond	65,453	66,555	(1,102)
Meridian Growth Inst	3,181	2,979	202
MFS Inst Intl Equity	40,217	44,791	(4,574)
MFS Value R6	20,440	18,837	1,603
TRP Blue Chip Growth	14,130	14,377	(247)
VANG Inst TR 2010	8,105	8,092	13
VANG Inst TR 2015	47,571	46,688	883
VANG Inst TR 2020	77,612	75,895	1,717
VANG Inst TR 2025	168,729	163,738	4,991
VANG Inst TR 2030	5,490	5,295	195
VANG Inst TR 2035	243	233	10
VANG Inst TR 2040	350	328	22
VANG Inst TR 2045	589	561	28
VANG Target RET 2010	11,340	11,764	(424)
VANG Target RET 2015	618,310	643,491	(25,181)
VANG Target RET 2020	750,166	763,629	(13,463)
VANG Target RET 2025	505,392	521,512	(16,120)
VANG Target RET 2030	249,055	255,476	(6,421)
VANG Target RET 2035	74,089	77,287	(3,198)
VANG Target RET 2040	7,623	8,132	(509)
VANG Target RET 2045	20,785	21,570	(785)
VANG Target RET 2050	49	48	1
VANG Target RET 2055	222	219	3
VANG Target RET 2060	222	219	3
State Auto Financial Corporation	77,437	65,828	11,609
Total	$3,212,589	$3,237,858	$(25,269)

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2017

2015
Investment Options:	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
ABF Sm Cap Val Inst	$63,751	$60,410	$3,341
Baron Growth Inst	72,295	58,950	13,345
FID Contrafund K	388,534	314,652	73,882
MFS Value Fund R5	137,469	124,723	12,746
FID Total Bond	263,106	270,111	(7,005)
PIM Total RT Inst	920,143	929,876	(9,733)
TRP Blue Chip Growth	30,287	29,969	318
MFS Inst Intl Equity	118,581	121,157	(2,576)
Spartan 500 Index INST	146,272	142,710	3,562
VANG TOT Bond Mkt ADM	14,208	14,521	(313)
VANG TOT Intl Stk AD	6,488	6,632	(144)
Spartan Ext Mkt IDK ADV	82,558	85,857	(3,299)
VANG Target RET 2010	6,272	6,314	(42)
VANG Target RET 2015	192,418	192,146	272
VANG Target RET 2020	197,956	200,373	(2,417)
VANG Target RET 2025	14,893	14,660	233
VANG Target RET 2030	41,470	40,825	645
VANG Target RET 2035	179	178	1
VANG Target RET 2040	7,080	7,171	(91)
Fidelity US Govt Bond	1,128,283	1,128,283	—
FID Govt MMRK PRM	11,312	11,312	—
State Auto Financial Corporation	22,422	17,444	4,978
Total	$3,865,977	$3,778,274	$87,703
6. Trust
The Company maintains a trust to provide a source of funds to assist the Company in meeting its obligations under the Plan. The rights of participants and their beneficiaries under the Plan are merely unsecured contractual rights against the Company and its participating subsidiaries. Participants and beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the trust. All assets of the trust are subject to the claims of the general creditors of the Company and its participating subsidiaries under Federal and State law should the Company and its participating subsidiaries become unable to pay their debts as they become due or become subject to Federal bankruptcy proceedings.
7. Related Party
The Plan invests in shares of registered investment companies managed by Fidelity Management Trust Company, custodian of the Plan. Participants may also invest in Affiliated stock.
8. Tax Status
The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code of 1986, as amended (the “Code”). Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service. The Plan does not have a tax filing requirement with the Internal Revenue Service, and therefore, no liability (or asset) or disclosure related to income taxes is included in the Plan’s financial statements.
Deferred amounts are subject to FICA and Medicare taxes and most local income taxes at the time of the deferral. Deferred amounts (and the earnings thereon) are not subject to Federal and most State income taxes until distributed from the Plan. Such distributions and the related taxes are the responsibility of the participants.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2017

9. Right to Terminate
The Company may terminate the Plan at any time and for any reason. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless the Company elects to accelerate distribution of all Plan accounts in accordance with Section 409A of the Code.